

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 7, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Peter Berry, Chief Executive Officer
CryoPort, Inc.
20382 Barents Sea Circle
Lake Forest, CA   92630

Re: CryoPort. Inc.
        Supplemental Letter dated July 30, 2008 relating to
             Registration Statement on Form S-1
        File No.: 333-152329
        Filed on: July 14, 2008

Dear Mr. Berry:

        We have reviewed your supplemental letter dated July 30, 2008 and we have the
following comments. Where indicated, we think you should revise your document in
response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership of Certain Beneficial Owners and Management, page 38

1. We note your response to comment 1 in our letter dated July 28, 2008, in which
    you state that the information in the Form 10-K speaks as of March 31, 2008.
    However, under "Item 12. Security Ownership of Certain Beneficial Owners and
    Management and Related Stockholder Matters," in both the company's Form 10-
    K and Form 10-K/A, the company states that "[t]he following table sets forth
    information with respect to the beneficial ownership of the Company's common
    stock as of <u>June 27, 2008</u> . . ." Please advise.

2. As previously requested in comment 1 in our letter dated July 28, 2008, please
    include in the table the security ownership of BridgePointe Master Fund, Enable

Growth Partners, and any other 5% or greater shareholder without regard to any conversion caps. We would not object if you disclose the conversion cap information in the footnotes to the table. Please make similar revisions in the table under the Selling Stockholders section.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact Brigitte Lippmann, Attorney at (202) 551-3713.

Sincerely,

Pamela A. Long
Assistant Director

cc: Marc J. Ross, Esq.
       Sichenzia Ross Friedman Ference LLP
       61 Broadway
       New York, NY 10006